



08028799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 9 2008

SEC FILE NUMBER

8-50580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakbrook Financial Group, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2100 Clearwater Drive
(No. and Street)

Oak Brook   Illinois   60523
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth E. Masick   (630) 545-4520
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

2400 N. Main Street	East Peoria	Illinois	61611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 20 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth E. Masick _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakbrook Financial Group, LLC _____, as of December 31 _____, 20 07 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

"OFFICIAL SEAL"
PATRICIA A. LEE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/11/2009

Kenneth E. Masick
Signature

Treasurer
Title

Patricia A. Lee
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKBROOK FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

	Page Number
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income and Member's Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	7
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	8

HEINOLD-BANWART, LTD.
Certified Public Accountants



Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Oakbrook Financial Group, LLC
Oak Brook, Illinois

We have audited the accompanying statements of financial condition of **Oakbrook Financial Group, LLC** (the Company) as of December 31, 2007 and 2006, and the related statements of income and member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakbrook Financial Group, LLC at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 22, 2008

OAKBROOK FINANCIAL GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
Cash and cash equivalents	$ 518,731	$ 424,490
Deposit with clearing organization	33,809	32,325
Receivables from clearing organizations	51,773	93,571
Other receivables	34,439	30,413
Prepaid expenses	33,255	45,344
Property and equipment	581	1,540
	$ 672,588	$ 627,683

LIABILITIES AND MEMBER'S EQUITY

Accounts payable		
Commissions	$ 109,052	$ 181,729
Related party	24,974	42,574
Other	642	617
	134,668	224,920
Member's equity	537,920	402,763
	$ 672,588	$ 627,683

See accompanying notes.

2

OAKBROOK FINANCIAL GROUP, LLC
STATEMENTS OF INCOME AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commission and fee income	$ 3,216,431	$ 3,027,366
Other income	128,457	28,571
	3,344,888	3,055,937
EXPENSES		
Commissions	2,414,243	2,345,302
Clearing charges	95,864	102,520
Other expenses	399,624	422,244
	2,909,731	2,870,066
NET INCOME	435,157	185,871
BEGINNING MEMBER'S EQUITY	402,763	216,892
DISTRIBUTIONS	(300,000)	-
ENDING MEMBER'S EQUITY	$ 537,920	$ 402,763

See accompanying notes.

3

OAKBROOK FINANCIAL GROUP, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 435,157	$ 185,871
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation	959	1,560
Interest income added to clearing deposit	(1,484)	(1,352)
Decrease (increase) in operating assets		
Accounts receivable	37,772	(47,160)
Prepaid expenses	12,089	(16,968)
Increase (decrease) in operating liabilities		
Accounts payable	(90,252)	59,670
Net cash provided by		
operating activities	394,241	181,621
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions	(300,000)	-
INCREASE IN CASH AND CASH EQUIVALENTS	94,241	181,621
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	424,490	242,869
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 518,731	$ 424,490

See accompanying notes.

4

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

Commissions

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents. Cash of $107,023 and money market funds of $335,090 are not covered by depository insurance at December 31, 2007.

Accounts Receivable

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2007 and 2006, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $38,331 and $37,372 at December 31, 2007 and 2006, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense for the years ended December 31, 2007 and 2006 was $959 and $1,560, respectively.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit in a money market account with a clearing organization of $33,809 and $32,325 at December 31, 2007 and 2006, respectively.

NOTE 3. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed six months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company contributed $2,835 and $2,741 to the plan as of December 31, 2007 and 2006, respectively.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is wholly owned by Wolf Financial Group Holdings, LLC, which is wholly owned by Wolf & Company, LLP (Wolf). The Company is related to Wolf Financial Management, LLC, and Wolf Capital, LLC (Capital) by common ownership. A significant portion of the Company's revenue is generated by Wolf Financial Management, LLC. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent is currently being paid at $3,500 per month.

Expenses paid to Wolf were:

	2007	2006
Rent	$ 42,000	$ 42,000
Salary and employee benefits reimbursement	177,501	177,432
	$219,501	$219,432

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had adjusted net capital of $462,943, which was $412,943 in excess of its required net capital of $50,000. The adjusted net capital of $462,943 is equal to the net capital the Company reported in its Focus Report.

SUPPLEMENTARY INFORMATION

OAKBROOK FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

NET CAPITAL		$ 537,920
NON-ALLOWABLE ASSETS		
Non-allowable receivables		34,439
Prepaid expenses		33,255
Property and equipment		581
		68,275
NET CAPITAL BEFORE HAIRCUTS		
ON SECURITY POSITIONS		469,645
HAIRCUTS ON SECURITY POSITIONS		
Money market accounts		6,702
ADJUSTED NET CAPITAL		$ 462,943
MINIMUM NET CAPITAL REQUIRED		$ 50,000
EXCESS NET CAPITAL		$ 412,943



H E I N O L D - B A N W A R T , L T D .
Certified Public Accountants

Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Member
Oakbrook Financial Group, LLC
Oak Brook, Illinois

In planning and performing our audit of the financial statements of Oakbrook Financial Group, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 22, 2008

